# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelis Insurance Holdings Limited, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001838970

## Reporting persons
- CVC Falcon Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CVC Capital Partners VI Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Fidelis Insurance Holdings Limited
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) CVC Falcon Holdings Limited
27 Esplanade, St Helier
Jersey JE1 1SG, Channel Islands
Citizenship: Jersey

(ii) CVC Capital Partners VI Limited
27 Esplanade, St Helier
Jersey JE1 1SG, Channel Islands
Citizenship: Jersey

The Reporting Persons have previously entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, none of the Reporting Persons beneficially owned any Common Shares, par value $0.01 per share ("Common Stock") of Fidelis Insurance Holdings Limited (the "Issuer"). This filing represents an exit filing for the Reporting Persons.
Percent of class: As of March 31, 2026, none of the Reporting Persons beneficially owned any shares of Common Stock.
Sole power to vote or to direct the vote: Reporting Persons no longer beneficially own any shares of Common Stock.
Shared power to vote or to direct the vote: Reporting Persons no longer beneficially own any shares of Common Stock.
Sole power to dispose or to direct the disposition: Reporting Persons no longer beneficially own any shares of Common Stock.
Shared power to dispose or to direct the disposition: Reporting Persons no longer beneficially own any shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CVC Falcon Holdings Limited: /s/ Jean-Claude Bonfrer, Jean-Claude Bonfrer, Director (05/12/2026)
- CVC Capital Partners VI Limited: /s/ Victoria Cabot, Victoria Cabot, Director (05/12/2026)